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05005415

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME American Manor Enterprises Inc.

*CURRENT ADDRESS

PROCESSED

JAN 27 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4958

FISCAL YEAR 7-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/27/05

ANNUAL REPORT 2004

American Manor Enterprises Inc.

CORPORATE PROFILE

American Manor Enterprises Inc. began trading on August 10, 2000 as the new name and share structure of former American Manor Corp. On August 10, 2000, the shares of American Manor Corp. were consolidated on a one new share for two old shares and the name changed to American Manor Enterprises Inc. (TSX Venture Exchange - symbol AMN).

American Manor Enterprises Inc. has interests in various Oil & Gas properties in Western Canada and Montana. In addition to these Oil & Gas interests, the Company continues to evaluate Canadian and International projects that may fit with managements guidelines for advancing the Company.

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the offices of Shea Nerland Calnan, 1900 715-5th Avenue Southwest, Calgary, Alberta on January 31, 2005 at 10:00 A. M. Mountain Time.

During the past year American Manor Enterprises focused on finding the right Oil & Gas exploration project to participate in. This search focused primarily in Western Canada where the Company, thru Michael Zander (Director) has the strongest contacts.

The type of project the Company is seeking can either be Oil or Natural Gas. The most important criteria the Company uses in evaluating projects are; cost, risk, potential or upside, stage of development and time needed for exploration and development.

The high price of Oil in the past year has significantly raised the entry price for exploration projects and meant that projects with higher risks are more likely to be offered for sale. It has been a sellers market and while the Company has done due diligence on a number of potential projects and been close to signing an agreement on one, the right opportunity has not yet been found.

Management believes that once a suitable project has been obtained and an agreement signed, the Company will be able to raise the necessary funds to begin a work program.

Management continues to aggressively seek out and evaluate potential projects. The key to American Manor's success this year is obtaining the right size project with the right mix of cost, risk and potential. Every effort will be made to accomplish this goal.

Subsequent to the year end the Company paid off principle and interest of $525,000.00 on an outstanding loan which had matured. The Company has sufficient working capital to meet its requirements while it seeks a project.

We would like to thank our shareholders for their patience during this past year.



William A. MacPherson, President
On behalf of the Board of Directors

SWIFT CURRENT SASKATCHEWAN

At a December 9 2003 land sale American manor and its partners, Freemont Exploration and W.D.M. Resources acquired two parcels of land in the Swift Current area of Saskatchewan. The Company purchased a 45% working interest in sections NE 1/4 & NW 1/4 Sec.31-17-17W3M. Identified on these sections is an exploration prospect along the prolific Roseray Sand producing trend in SW Saskatchewan.

WEMBLEY PROSPECT

American Manor Interest

Sections 19,20,29,30 Twp 72-08 W6M 2.5% royalty
Sections 33 Twp 72-08 W6M 2.5% royalty
Sections 05, 06 Twp 73-08 W6M 2.5% royalty

American Manor has retained a 2.5% royalty in the deep Oil & Gas rights on the Wembley lands.

MONTANA/ SASKATCHEWAN

American Manor Enterprises is continuing legal proceedings against its partner on these projects. All work on these projects is at a standstill while this litigation is resolved. This litigation centers on a participation agreement between the Company and Antelope Oil & Gas Ltd. And the terms of which have been breached regarding monies spent without adequate notice or support. Additionally, the Company continues to try to secure technical data on the performance of the gas well that had been drilled in Montana.

In Montana American Manor has a 37.5% working interest in approximately 22,000 acres of Oil & Gas leases. In Saskatchewan the Company has earned the right to drill up to nine wells on the property that it and its partner control.

WHITE CLOUD, WHITE QUEEN CLAIMS, UTAH

American Manor holds a 4,000,000 ton resource of Aragonite under unpatented claims in Juab County, Utah. Aragonite is an industrial mineral that is used in landscaping and decorative applications.

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2004

	2004 $	2003 $
ASSETS		
CURRENT		
Cash	7,464	18,640
Investment in marketable securities (Note 3)	129,249	44,469
Accounts receivable	-	287,573
GST recoverable	2,682	310
Prepaid expenses	5,702	702
Loan receivable (Note 4)	151,600	-
	296,697	351,694
INVESTMENT IN OIL AND GAS PROPERTIES (Note 5)	21,551	3
INTEREST IN MINERAL PROPERTIES (Note 6)	2	2
EQUIPMENT, net of accumulated amortization of $25,562 (2003 - $23,586)	5,824	7,820
LONG-TERM INVESTMENT, at cost (Note 7) (Quoted market value - $Nil; 2003 - $730,000)	-	100,000
	324,074	459,519
LIABILITIES		
CURRENT		
Accounts payable	34,047	30,659
Current portion of loan payable (Note 7)	516,336	503,829
	550,383	534,488
PREFERRED SHARES (Note 5(c))	1	1
	550,384	534,489
CAPITAL STOCK AND DEFICIT		
CAPITAL STOCK (Note 9)	16,606,816	16,606,816
CONTRIBUTED SURPLUS (Note 11)	24,869	-
WARRANTS (Note 10)	64,214	89,083
DEFICIT	(16,922,209)	(16,770,869)
	(226,310)	(74,970)
	324,074	459,519

APPROVED ON BEHALF OF THE BOARD:

Signed "WILLIAM A. MACPHERSON" ______, Director

Signed "E. NEIL BLACK" ______, Director

See accompanying notes to the financial statements.

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED JULY 31, 2004

	2004 $	2003 $
ADMINISTRATIVE EXPENSES		
Interest on long-term debt	52,574	52,192
Administrative services	43,717	50,128
Consulting fees	35,742	168,886
Accounting and auditing fees	24,200	31,500
Shareholders' expense	19,193	21,283
Office and general (recovered)	12,325	(268)
Occupancy costs	10,925	11,923
Legal fees	9,692	32,101
Travel	6,146	4,031
Telephone	3,529	4,478
Stock exchange fees	2,550	5,082
Amortization	1,996	2,728
Loss on foreign exchange	1,687	1,134
Bank charges and interest	724	1,026
Administrative expenses before the undernoted	225,000	386,224
Add/(Deduct):		
Loss on sale of oil and gas properties	-	370,138
Write down of mineral properties	-	224,141
(Gain) on sale of marketable securities	(59,583)	(82,620)
(Recovery) of amounts written off	-	(97,690)
(Gain) on settlement of loan receivable	-	(34,300)
(Gain) on government assistance	-	(16,230)
Interest income	(14,077)	(14,751)
Write down of marketable securities	-	10,000
Write down of oil and gas properties	-	224,998
	(73,660)	583,686
NET LOSS FOR THE YEAR	151,340	969,910
DEFICIT, beginning of year	16,770,869	15,800,959
DEFICIT, end of year	16,922,209	16,770,869
NET LOSS PER SHARE - Basic and diluted	(0.02)	(0.14)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	7,050,435	6,622,340

See accompanying notes to the financial statements.

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JULY 31, 2004

	2004 $	2003 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) for the year	(151,340)	(969,910)
Adjustments for:		
Write down of mineral properties	-	224,141
Write down of oil and gas properties	-	224,998
Amortization	1,996	2,728
Write down of marketable securities	-	10,000
(Gain) on sale of marketable securities	(59,583)	(82,620)
(Gain) on settlement of loan	-	(34,300)
(Gain) on government assistance	-	(16,230)
Loss on sale of oil and gas properties	-	370,138
	(208,927)	(271,055)
Changes in non-cash working capital balances:		
(Increase) decrease in GST recoverable	(2,372)	1,893
Decrease (increase) in accounts receivable	287,573	(287,573)
(Increase) decrease in loans receivable	(175,000)	275,000
(Increase) decrease in prepaid expenses	(5,000)	702
Increase (decrease) in accounts payable and accrued liabilities	26,788	(15,016)
	131,989	(24,994)
Cash flows from operating activities	(76,938)	(296,049)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of shares for cash	-	385,285
Issuance of warrants for cash	-	89,083
Warrants to be issued	-	(24,869)
Increase in loan payable	12,507	12,191
Cash flows from financing activities	12,507	461,690
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities	(135,000)	(25,000)
Proceeds on sale of marketable securities	209,803	134,474
Purchase of oil and gas properties	(21,548)	(688,904)
Proceeds on sale of oil and gas properties	-	318,766
Decrease in mineral properties	-	316
Cash flows from investing activities	53,255	(260,348)
(Decrease) in cash	(11,176)	(94,707)
Cash, beginning of year	18,640	113,347
Cash, end of year	7,464	18,640
SUPPLEMENTAL INFORMATION		
Interest paid in the year	52,574	40,000
Income taxes paid in the year	-	-
Expiry of warrants	24,869	-
Loan receivable assigned to settle accrued loan payable interest	23,400	-

See accompanying notes to the financial statements.

1. NATURE OF OPERATIONS AND GOING CONCERN

American Manor Enterprises Inc. (the "Company") is engaged in the search, evaluation and development of precious metal, oil and gas and other resources on a global basis. Since much of the Company's assets are located outside of Canada, these assets are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

There has been no determination whether the Company's interest in mineral and oil and gas properties held for exploration contain reserves which are economically recoverable. To date, the Company has earned no revenues and is considered to be in the development stage.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements.

The Company has a need for equity capital and financing for working capital requirements. No agreement with investors have been reached and there is no assurance that such will take place. Because of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

The accompanying financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2. SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, Virginia Gold Inc. (99.7% owned), American Manor (Trinidad) Enterprises Limited (100% owned) and Cuca Corporation (100% owned).

Interest in Mineral Properties:

The exploration activities of the Company are directed towards the search, evaluation and development of mineral properties. Major expenditures are required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The recoverability of valuations assigned to mineral properties is dependent upon discovery of economically recoverable reserves, confirmation of the Company's interest in the mineral claims, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition. Management reviews the carrying value of the Company's interest in each property and, where necessary, these properties are written down to their estimated fair value. Although management has made its best estimate of these factors, it is reasonably possible that certain events could adversely affect management's estimates of recoverable amounts and the need for, as well as the amount of, possible mineral property impairment write downs.

The cost of mineral properties and related exploration costs are deferred until the properties to which they relate are placed into production, sold or allowed to lapse. These costs will be amortized over the estimated useful life of the properties following commencement of production or written off if the properties are sold or allowed to lapse. The Company does not accrue the future costs to keep the properties in good standing. Administrative expenditures are charged to operations as incurred.

Interest in Oil and Gas Properties:

The Company follows the full cost method of accounting for oil and gas properties whereby all exploration, development and acquisition costs incurred for the purpose of finding oil and gas reserves are capitalized. Management reviews the carrying value of the Company's interest in each unproven oil and gas property and where necessary, these properties are written down to their fair value. Although management has made its best estimate of these factors, it is reasonably possible that certain events could adversely affect management estimates of recoverable amounts and the need for as well as the amount of possible investment impairment write down.

Equipment and Amortization:

Equipment is stated at acquisition cost. Amortization is provided on the diminishing-balance basis at the following annual rates:

Equipment	20%
Computer	30%

Income Taxes:

The Company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantially enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Loss Per Share:

Basic loss per share is calculated using the weighted average number of shares outstanding. Diluted loss per share is calculated using the treasury stock method. In order to determine diluted loss per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.

Stock-based Compensation Plan:

Effective August 1, 2002, the Company adopted Canadian Institute of Chartered Accountants ("CICA") standard for stock-based compensation which requires prospective application for all stock options granted on or after August 1, 2002. Under this standard, all stock-based compensation to non-employees are accounted for using the fair value based method of accounting. As permitted by the standard, the Company has elected not to follow the fair value based method of accounting for stock based compensation to employees and directors. As a result, the Company discloses in note 12 the pro-forma effect of accounting for stock options granted to employees and

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

directors subsequent to August 1, 2002 using the fair value based method. These financial statements do not reflect the effect of stock options granted before August 1, 2002.

Effective August 1, 2003, the Company adopted the revisions to the CICA Handbook Section 3870, which require a fair value based method of accounting to be applied to all stock-based compensation arrangements. The fair value of each option is accounted for in operations, over the vesting period of the options, and the related credit is included in the contributed surplus.

As the Company did not grant any options in the current year, there is no effect to the financial statements of applying this change prospectively.

Foreign Currency Translation:

Accounts in foreign currencies have been translated into Canadian dollars using the "temporal" method. Under this method, monetary assets and liabilities have been translated at the period-end exchange rate. Non-monetary assets have been translated at the historical rate of exchange prevailing at the date of acquisition. Expenses have been translated at the average rate of exchange during the period. Realized and unrealized foreign exchange gains and losses are included in operations.

Use of Estimates:

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the related reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

3. INVESTMENT IN MARKETABLE SECURITIES

The marketable securities are carried at the lower of cost and quoted market value. The approximate quoted market value of the securities at year end is $616,587 (2003 - $92,263). Included in marketable securities are 1,027,646 common shares of Rally Energy Corp. which have a quoted market value of $616,588 on July 31, 2004. 1,000,000 shares of Rally Energy Corp. have been reclassified from long-term to marketable securities. See Note 16.

4. LOANS RECEIVABLE

The loans are repayable jointly and severally from Synxx Synfuels Inc. ("Synxx"), Ethxx International Inc. and Anthony Humble, are unsecured and were due March 31, 2004. Interest is payable at a rate of 10% per annum and interest only is payable bimonthly until March 31, 2004 at which time the entire principal sum and any accrued interest is due. In addition, the Company has the option to acquire 500,000 units at $0.35 per unit from Synxx. Each unit consist of one common share and one common share purchase warrant exercisable at $0.50 for two years after the exercise of the option. Synxx, a private company based in Ontario, is a technology company in the waste management business.

On April 8, 2004, the Company satisfied $23,400 of interest on the loan payable to Boulder Ridge (see Note 7) by assigning $23,400 of the Synxx loan and the option to purchase 66,857 common shares of Synxx at $0.35 per share to Boulder Ridge. Each share transferred carries an attached full warrant giving the optionee the right to purchase an additional share at $0.50.

The due date of the loan repayment has been extended indefinitely.

5. OIL AND GAS PROPERTIES - UNPROVEN

	2004 Carrying Costs $	2003 Carrying Costs $
(a) Montana Oil and Gas Project	1	1
(b) Wembley Alberta Oil and Gas Project	1	1
(c) Northern Alberta Oil and Gas Project	1	1
(d) Battrum Area Oil and Gas Project	21,548	-
	21,551	3

(a) On June 24, 1997, the Company entered into an agreement to participate in the exploration and development of oil and gas properties in Canada and the United States. The Company is responsible for 75% of all of the actual costs associated with the acquisition, exploration, development and production of these properties which totaled $586,065. The Company will be entitled to 37.5% interest in each well upon payment in full of its share of the costs of that well. Prior to the commencement of any work, the Company was required to deposit 50% of its share of the estimated costs (paid) associated with the acquisition, exploration, development and production of these properties. The property has been written down to a nominal amount. The agreement is currently being contested by the grantor. See Note 8.

(b) The Company has a 2.5% royalty interest in 4,800 acres in the Wembley area of North West Alberta. The Company acquired this interest by participating in drilling costs in the above-noted property. The property has been written down to a nominal amount.

(c) On February 3, 1998, the Company purchased an 80% interest in the Enchant Play and a 75% interest in the Alberta Hawk/Nina Play. Consideration for the purchase was $1.00 plus the issuance of 1,500,000 preferred shares of the Company. The preferred shares have a redemption value of $1 per share and are redeemable for a period of 10 years. Failing redemption within the 10-year period, the Company will return to the vendor the interest and the preference shares will be cancelled.

The vendor may cause the Company to redeem the preference shares based on the following formula:

The vendor will receive as redemption proceeds 25% of the oil and gas revenues less royalties and a 15% allowance for operating costs after 50% of the drilling costs have been repaid to the Company over a two-year period.

The preference shares will be held by the vendor until the full $1,500,000 is paid, at which time they will be returned to the Company. The vendor will retain a 10% GOR interest in the Enchant Play and a 5% GOR interest in the Alberta Hawk/Nina Play and has the option to convert the 5% GOR to a 12.5% working interest after payout.

In 2001, the Company relinquished its interest in the Enchant Play and consequently has written off all related expenditures and plans to negotiate for the cancellation of the preferred shares.

5. OIL AND GAS PROPERTIES - UNPROVEN (Continued)

(d) Pursuant to an agreement dated December 2, 2003, the Company entered into a participation agreement with Freemont Exploration Corp. ("Freemont") The Company acquired a 45% working interest in two oil and gas leases in the Battrum area, Saskatchewan. Cost the purchase was a one-time cash payment of $21,548. Freemont, the operator of the two leases are attempting to find a party interested in farming the two leases by expending funds on drilling.

(e) On November 22, 2002, the Company entered into a participation agreement with Shannon International Resources Inc. ("Shannon") to drill two test oil and gas wells in Prince Edward Island (See Note 13). The Company, by expending $180,000 (paid) earned a 3% working interest in the project. Co-terminously, the Company also signed a Put Agreement with CMB Energy Corp. ("CMB"), another participant in the test well project. CMB offered to purchase the Company's interest in the project within 60 days of the completion or abandonment of the first two test wells. The purchase price under the put option is 75% of the Company's expenditures on the property, being $135,000 payable at the option of the Company in common shares of Shannon or Rally Energy Corp.("Rally") held by CMB based on the average trading price after the twenty-day trading period commencing on the date of execution.

The two test wells were abandoned due to poor results and subsequent to the year end, the Company exercised the Put Agreement and elected to receive Rally common shares in satisfaction of the $135,000 purchase price.

6. INTEREST IN MINERAL PROPERTIES

The Company did not incur any exploration expenses during the year and currently does not have an active exploration program for any of its Utah, USA mineral properties, consequently, all properties have been previously written down to a nominal account.

7. LOAN PAYABLE

Pursuant to a loan agreement dated April 2, 2002, the Company borrowed $500,000 from Boulder Ridge Ltd. The loan bears interest at 8% per annum and was due April 5, 2004. In addition, the lender received 250,000 common share purchase warrants, which expired on March 31, 2004 without being exercised (see Note 9). The loan was originally valued at $475,131 with the balance of the amount $24,869 being allocated to the warrants. Included in loan payable is $16,336 of interest accrued to July 31, 2004. The loan is secured by 1,000,000 common shares of Rally Energy Corp., which have a cost of $100,000. See Note 16.

8. CONTINGENT LIABILITIES

During fiscal 2002, the grantor of the participation agreement as described in Note 5(a) commenced a claim seeking a declaration of the validity of the participation agreement as well as damages in the amount of US$191,250 plus general damages, interest and costs. The Company has filed a defence and counter-claim for specific damages of US$191,250, general damages totaling US$300,000 plus interest and costs. The likely outcome of these proceedings cannot be determined at this time and, as such, no provision has been booked in the accounts.

9. CAPITAL STOCK

The capital stock is as follows:

Authorized	
Unlimited preferred shares, voting, non-cumulative, redeemable at $1 per share	
Unlimited Common shares	
Issued	
7,050,435 Common shares	$16,606,816
1,500,000 Preferred shares (see Note 5(c))	$ 1

The following is a summary of capital stock outstanding at July 31, 2004:

	Number of Shares	Amount $
Balance, July 31, 2002	5,766,149	16,221,531
Private placement	1,284,286	385,285
Balance, July 31, 2004	7,050,435	16,606,816

The preferred shares have been classified as a liability since this financial instrument has the features associated with a liability (see Note 5(c)). The Company plans to negotiate for the cancellation of the preferred shares.

10. WARRANTS

The Company, pursuant to a loan agreement (see Note 7) issued 250,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company on or before April 5, 2004 at a price not to exceed $0.43. These warrants were not exercised and therefore the value of the warrants was recorded as contributed surplus.

As at July 31, 2004, the Company had 1,284,286 share purchase warrants outstanding valued at $64,214. Each warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.50 until December 12, 2004.

The grant date fair value of the warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate at 3%, expected life of two years, dividend rate at 0% and volatility of 46%.

The following is a summary of warrants outstanding at July 31, 2004:

	Number of Shares	Amount $
Balance, July 31, 2002	1,284,286	64,214
Warrants issued	250,000	24,869
Balance, July 31, 2003	1,534,286	89,083
Warrants expired	250,000	24,869
Balance, July 31, 2004	1,284,286	64,214

11. CONTRIBUTED SURPLUS

The following is a summary of contributed surplus outstanding as at July 31, 2004:

	Amount $
Balance, July 31, 2003	-
Expired warrants	24,869
Balance, July 31, 2004	24,869

12. STOCK OPTIONS

The Board of Directors of the Company has adopted a stock option plan for the Company. Pursuant to the plan, the board of directors of the Company may allocate common shares to its directors, officers and certain consultants. The aggregate number of stock options to be granted under the plan should not exceed 10% of the issued and outstanding capital of the Company. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

Stock-based compensation:
The Company does not record compensation cost on the grant of stock options to employees prior to August 1, 2003, as described in Note 2. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plan for options awarded during the year ended July 31, 2003, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

		July 31, 2003 $
Net loss	- As reported	969,910
	- Pro forma	973,660
Loss per share - basic	- As reported	0.15
	- Pro forma	0.15

The fair value of the options at the date of grant for options issued during the year ended July 31, 2003 was estimated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 3%, expected life of three years; expected volatility of 83% and expected dividend yield of 0%. The estimated fair value of the options is expensed over the three-year life of the options.

Stock option activity for the years ended July 31, 2004 and 2003 is summarized as follows:

	Common Shares #	Weighted Average Exercise Price $
Balance, July 31, 2002	550,000	0.25
Granted	25,000	0.30
Balance, July 31, 2004 and 2003	575,000	0.25

The following is a summary of common share purchase options outstanding as at July 31, 2004:

Common Shares #	Average Remaining Life (Years)	Weighted Average Exercise Price $
525,000	0.4	0.25
25,000	0.7	0.30
25,000	0.5	0.30
575,000	0.5	0.25

13. RELATED PARTY TRANSACTIONS

During the year ended July 31, 2004, a total of $36,000 (2003 - $36,000) was paid to a director for administrative services. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The agreement referred to in Note 5(f) with Shannon is a related party transaction as a director of the Company is also a director of Shannon. The transaction was in the normal course of business and was measured at the exchange amount.

14. INCOME TAXES

(a) Provision for income taxes

Major items causing the Company's income tax rate to differ from the federal statutory rate of approximately 36% (2003 - 38%) were as follows:

	2004 $	2003 $
Expected income tax (benefit) based on statutory rate	(54,600)	(368,566)
Increase (decrease) resulting from:		
Non-deductible expenses	-	137,779
Gain on sale of marketable securities	(10,800)	(31,396)
Loss on sale of oil and gas properties	-	140,162
Share issue costs	-	(1,596)
Current year valuation allowance	65,400	123,617
	-	-

(b) Future tax balances

The tax effects of temporary differences that give rise to future income tax assets at July 31, 2004 and 2003 are as follows:

	2004 $	2003 $
Future income tax assets - long-term portion:		
Non-capital losses	1,120,000	1,391,000
Resource properties	680,000	737,000
	1,800,000	2,128,000
Valuation allowance	(1,800,000)	(2,128,000)
	-	-

(c) Non-capital losses

As at July 31, 2004, non-capital losses of approximately $3,108,000 are available to reduce future years' taxable income as follows:

Year of Expiry	Amount $
2005	701,000
2006	435,000
2007	850,000
2008	452,000
2009	273,000
2010	217,000
2014	180,000
	3,108,000

15. FINANCIAL INSTRUMENTS

Fair Value:

Canadian generally accepted accounting principles require that the company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts for cash, accounts receivable, GST recoverable, loan receivable, accounts payable and loan payable on the balance sheets approximate fair value because of the limited term of these instruments.

16. SUBSEQUENT EVENT

On October 5, 2004, the Company repaid the loan to Boulder Ridge Ltd. (see Note 7) of $500,000 plus accrued interest for the period April 2, 2004 to October 2, 2004 of 25,000 by transferring 525,000 shares of Rally Energy valued at $1 per share. The remaining $502,646 shares of Rally Energy held at July 31, 2004 will be used for working capital purposes.



McGovern, Hurley, Cunningham, LLP
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
AMERICAN MANOR ENTERPRISES INC.

We have audited the consolidated balance sheets of American Manor Enterprises Inc. as at July 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants

TORONTO, Canada
November 15, 2004

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

BOARD OF DIRECTORS

William A. MacPherson, P.Eng. (1)

George Pothier

E. Neil Black (1)

Brian P. Bradbury, B.Comm, B.PR

Robert Shea, B.Comm.(1)

Michael Zander, P.Geol.

Audit Committee (1)

OFFICERS

William A. MacPherson, P.Eng.
President and Chief Executive Officer

E. Neil Black
Vice - President, Finance

M. Claire MacPherson
Corporate Secretary

FOR MORE INFORMATION CONTACT

Brian P. Bradbury, B.Comm., B. PR.
Tel. 902-464-9346
Fax. 902-466-4353

LISTED

Canadian Venture Exchange
Symbol - AMN
12g Exemption No. 82-4158

HEAD OFFICE

1900 715-5th Avenue Southwest
Calgary, Alberta
T2P 3L8

ENGINEERING OFFICE

17 Prince Street
Dartmouth, Nova Scotia
B2Y 2S7

SOLICITORS

Shea Nerland Calnan
1900 715-5th Avenue Southwest
Calgary, Alberta
T2P 3L8

AUDITORS

McGovern, Hurley, Cunningham, LLP
2005 Sheppard Avenue East
Suite 503
North York, Ontario
M2J 5B4

SUBSIDIARIES

Cuca Corp.
Virginia Gold Inc.
AMC Minerals

NOTES

NOTES

17 Prince Street, Dartmouth, Nova Scotia, Canada B2Y 4W2
Telephone (902) 464-9346 • Fax (902) 466-4353

AMERICAN MANOR ENTERPRISES INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO: THE SHAREHOLDERS OF AMERICAN MANOR ENTERPRISES INC.

TAKE NOTICE that an Annual Meeting (the "Meeting") of the holders of common shares of American Manor Enterprises Inc. (the "Corporation") will be held at the offices of Shea Nerland Calnan located at 1900, 715 – 5th Avenue S.W., Calgary, Alberta T2P 2X6, on January 31, 2005 at 10:00 a.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Corporation for the financial year ended July 31, 2004 and the auditors' report thereon;
2. to fix the number of directors to be elected at the Meeting at not more than 6;
3. to elect directors of the Corporation for the ensuing year;
4. to reappoint McGovern, Hurley, Cunningham, LLP Chartered Accountants as the auditors of the Corporation;
5. to approve the continuation of the employee incentive stock option plan of the Corporation; and
6. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the Corporation at Suite 202, 17 Prince Street, Dartmouth, Nova Scotia, B2Y 4W2. In order to be valid and acted upon at the Meeting, proxies must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Shareholders are cautioned that the use of the mails to transmit proxies is at each shareholder's risk.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on December 17, 2004 (the "Record Date"). Only shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares owned as at the Record Date, unless any such shareholder transfers such shareholders shares after the Record Date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than the close of business on January 20, 2005 that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Dartmouth, Nova Scotia, this 17th day of December, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"William A. MacPherson"
William A. MacPherson, President

RECEIVED
2005 JAN 24 A 10:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AMERICAN MANOR ENTERPRISES INC.

Notice of Annual Meeting of Shareholders
to be held on

January 31, 2005

Information Circular

Dated December 17, 2004

TABLE OF CONTENTS

AMERICAN MANOR ENTERPRISES INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO: THE SHAREHOLDERS OF AMERICAN MANOR ENTERPRISES INC.

TAKE NOTICE that an Annual Meeting (the "Meeting") of the holders of common shares of American Manor Enterprises Inc. (the "Corporation") will be held at the offices of Shea Nerland Calnan located at 1900, 715 – 5th Avenue S.W., Calgary, Alberta T2P 2X6, on January 31, 2005 at 10:00 a.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Corporation for the financial year ended July 31, 2004 and the auditors' report thereon;
2. to fix the number of directors to be elected at the Meeting at not more than 6;
3. to elect directors of the Corporation for the ensuing year;
4. to reappoint McGovern, Hurley, Cunningham, LLP Chartered Accountants as the auditors of the Corporation;
5. to approve the continuation of the employee incentive stock option plan of the Corporation; and
6. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the Corporation at Suite 202, 17 Prince Street, Dartmouth, Nova Scotia, B2Y 4W2. In order to be valid and acted upon at the Meeting, proxies must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Shareholders are cautioned that the use of the mails to transmit proxies is at each shareholder's risk.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on December 17, 2004 (the "Record Date"). Only shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares owned as at the Record Date, unless any such shareholder transfers such shareholders shares after the Record Date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than the close of business on January 20, 2005 that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Dartmouth, Nova Scotia, this 17th day of December, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"William A. MacPherson"
William A. MacPherson, President

AMERICAN MANOR ENTERPRISES INC.

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 30, 2004

PROXIES

Solicitation of Proxies

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of American Manor Enterprises (the "Corporation") for use at the Annual Meeting of the holders (the "Shareholders") of common shares (the "Common Shares") of the Corporation (the "Meeting") to be held on January 31, 2005, at 10:00 a.m. (Calgary time), at the offices of Shea Nerland Calnan located at 1900, 715 – 5th Avenue S.W., Calgary, Alberta T2P 2X6, and at any adjournment thereof, for the purposes set forth in the enclosed Notice of Annual Meeting. Instruments of proxy must be received by the Corporation at Suite 202, 17 Prince Street, Dartmouth, Nova Scotia, B2Y 4W2 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on December 17, 2004 (the "Record Date"). Only Shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Common Shares owned as at the Record Date, unless any such Shareholder transfers such Shareholders Common Shares after the Record Date and the transferee of those Common Shares establishes that the transferee owns the Common Shares and demands, not later than the close of business on January 20, 2005, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

The instrument appointing a proxy must be in writing and must be executed by the Shareholder or such Shareholder's attorney duly authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each Shareholder has the right to appoint a proxy holder other than the persons so designated, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

Revocability of Proxy

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or such Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their names (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting Common Shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholder's meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a proxy from an intermediary or broker cannot use that proxy to vote Common Shares directly at the Meeting; rather, the proxy must be returned to the intermediary or broker well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxy holder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxy holder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Persons Making the Solicitation

This solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefore.

Exercise of Discretion by Proxy

The Common Shares represented by the enclosed instrument of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder. The persons appointed under the enclosed form of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Annual Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof, in accordance with their best judgement. At the time of printing this Information Circular - Proxy Statement, the management of the Corporation knew of no such amendment, variation, or other matter.

Unless otherwise specified, proxies in the accompanying form will be voted in favour of:

1. **fixing the number of directors to be elected at the Meeting to be not more than 6;**
2. **the election of the nominees, hereinafter set forth, as directors of the Corporation (provided that in the event that a vacancy among such nominees occurs because of death or for any other reason prior to the Meeting, proxies shall not be voted with respect to such vacancy);**
3. **reappointing McGovern, Hurley, Cunningham, LLP Chartered Accountants, as auditors of the Corporation; and**
4. **approving the continuation of the employee incentive stock option plan of the Corporation.**

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

As at December 17, 2004, 7,050,435 Common Shares of the Corporation were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. In addition, the Corporation has outstanding 1,500,000 Series 1 Preferred Shares with each Preferred Share carrying 2.5 votes per share at a meeting of common shareholders. The Preferred Shares are subject to a voting trust agreement in which they can only be voted by William A. MacPherson, the President and Chief Executive Officer of the Corporation, at the direction of the board of directors of the Corporation. As such, there will be a maximum of 10,800,435 votes at the meeting. The close of business on December 17, 2004, is the record date for the determination of holders of Common Shares and Preferred Shares who are entitled to notice of, and to attend and vote at, the Meeting. Any transferee or person acquiring Common Shares or Preferred Shares after such date may, on proof of ownership of Common Shares or Preferred Shares, demand not later than 10 days before the Meeting that such transferees name be included in the list of persons entitled to attend and vote at the Meeting. A quorum for the transaction of business at the Meeting is not less than two (2) persons present holding or representing not less than 5% of the shares entitled to be voted at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at December 17, 2004 no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation except as set out below:

Shareholder and Municipality of Residence	Type of Ownership/ Control	Number of Common and/or Preferred Shares	Percentage of Common and/or Preferred Shares
Andreas Tjahjadi Jakarta, Indonesia	Direct and Indirect	750,000 Common Shares	10.6% of Common Shares
William A. MacPherson Dartmouth, Nova Scotia	Direct and Indirect	636,229 Common Shares 1,500,000 Preferred Shares(1)	9.02% of Common Shares 100% of Preferred Shares(1)

NOTES:
(1) Registered in the name of Fort Point Resources Ltd. but subject to a voting trust agreement in which they can only be voted by William A. MacPherson, the President and Chief Executive Officer of the Corporation, at the direction of the board of directors of the Corporation.

Executive Compensation

Report on Executive Compensation

It is the task of the Board of Directors to periodically review the compensation structure of the Corporation with respect to its executive officers to ensure that the Corporation continues to attract and retain quality and experienced individuals to its management team and to motivate these individuals to perform to the best of their ability and in the best interests of the Corporation. The Board of Directors makes recommendations with respect to the compensation of the executive officers to the Board of Directors, which gives final approval with respect to any executive compensation matters and issues.

The Corporation's policy with respect to the compensation of executive officers is to establish annual goals with respect to corporate development and the individual area of responsibility of the particular executive officer and then review total compensation with respect to the achievement of these goals. The key components of executive officer compensation are salaries, bonuses and stock options.

It is the policy of the Corporation that the base salaries and bonuses paid to its executive officers, in addition to the criteria set out above, reflect the success of the Corporation in achieving the prior year's goals as well as the individual responsibility and experience of the executive officer and the contribution that is expected from the executive officer. Base salaries and bonuses are reviewed by the Committee on an annual basis to ensure that these criteria are satisfied.

Stock options under the Corporation's stock option plan are granted by the Board of Directors to executive officers from time to time as a long-term performance incentive.

The base salary payable, bonuses issued and stock options granted to the President and Chief Executive Officer of the Corporation are based upon the same criteria as set out above with respect to the remaining executive officers of the Corporation.

Compensation of Executive Officers

The executive officers of the Corporation earned an aggregate cash compensation of $36,000 during the fiscal year of the Corporation ended July 31, 2004. The following table details compensation information for Mr. William A. MacPherson, President and Chief Executive Officer of the Corporation (the "Named Executive Officer"). No executive officer of the Corporation earned more than $100,000 in the fiscal year ended July 31, 2004.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year Ended**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Options to Purchase Common Shares (#)[2]**	**Restricted Shares or Restricted Share Units ($)**	**Long Term Incentive Plan Payouts ($)**	**All Other Compensation ($)[1]**
William A. MacPherson President and CEO	2002	0	0	0	150,000	0	0	0
	2003	0	0	0	150,000	0	0	0
	2004	0	0	0	150,000	0	0	0

Stock Options Granted

The following table details information with respect to the grant of stock options to the Named Executive Officer during the fiscal year of the Corporation ended July 31, 2004.

Name	Securities Under Option Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
William A. MacPherson	150,00	27%	$0.25	$37500	2004

The following table sets out information with respect to all options of the Corporation exercised by the Named Executive Officer during the most recently completed financial year of the Corporation and all options held and outstanding by the Named Executive Officers on July 31, 2004.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)[1]	Unexercised Options at Financial Year End (#)	Value of Unexercised in the Money Options at Financial Year End ($)[2]
William A. MacPherson	nil	nil	nil	nil

Termination of Employment, Change in Responsibilities and Employment Contracts

At the end of the most recently completed financial year, the Corporation or its subsidiaries did not have:

a. any employment contract between the Corporation or its subsidiaries and the Named Executive Officer; and
b. any compensatory plan, contract or arrangement, where the Named Executive Officer was entitled to receive more than $100,000.00 from the issuer or its subsidiaries, including periodic payments or instalments, in the event of:

    I. the resignation, retirement or any other termination of the Named Executive Officer's employment with the Corporation or any of its subsidiaries;
    II. a change in control of the Corporation or any of its subsidiaries; or
    III. a change in the Named Executive Officer's responsibilities following a change in control.

Directors

At the present time, there are 6 directors of the Corporation. The directors of the Corporation are entitled to receive a fee of $100.00 for each meeting of the board of directors of the Corporation that they attend. The directors are also entitled to reimbursement for out-of-pocket expenses for attendances at meetings of the board and committees of the board. During the financial year of the Corporation ended July 31, 2004, the directors waived these fees and the Corporation did not pay any fees to its directors.

As at December 17, 2004, the directors of the Corporation, including those who are executive officers of the Corporation, held outstanding options to purchase a total of 425,000 Common Shares. See "Stock Options".

Indebtedness of Directors and Officers

No individual who is, or at any time during the most recently completed financial year of the Corporation was, a director, executive officer or senior officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate of any one of them:

a. is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries; or

b. was indebted to another entity, which such indebtedness is, or was at any time during the most recently completed financial year of the Corporation, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Interests of Insiders in Material Transactions

None of the Corporation's insiders, proposed nominees for election as directors of the Corporation or their associates and affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporations' last financial year which has not been previously disclosed in an information circular of the Corporation.

Interest of Certain Persons in Matters to Be Acted Upon

Other than as described elsewhere herein, none of the directors or senior officers of the Corporation nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Stock Options

As at December 17, 2004, there were outstanding options to purchase a total of 575,000 Common Shares under the Corporation's stock option plan. The following table sets out details with respect to all such stock options:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of Securities remaining available for future issuance under equity compensation plans 9excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	575,000	$0.25	130,043
Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	575,000	N/A	130,043

PARTICULARS OF MATTERS TO BE ACTED UPON AT MEETING

Fix Number of Directors

It is proposed that the number of directors to be elected at the meeting will be 6.

At the meeting, Shareholders will be asked to vote on the following resolution, with or without variation:

Be it resolved that:

1. The number of directors to be elected at this Meeting is fixed at not more than 6.

Notwithstanding the foregoing resolution, the directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the close of the next annual general meeting, but the total number of additional directors shall not at any time exceed 1/3 of the number of directors elected at the Meeting.

Election of Directors

At the Meeting it is proposed that 6 directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. As at December 17, 2004, there are 6 directors of the Corporation, each of whom cease to hold office at the close of the Meeting.

The following table sets forth, in respect of each nominee for election as a director, all positions currently held with the Corporation, principal occupation or employment within the preceding five years, and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which voting control is exercised by them as of December 17, 2004. The information contained herein is based upon information furnished by the respective nominee and by the Corporation. Directors elected at the Meeting will hold office until the next annual general meeting of Shareholders unless re-elected at the Meeting.

Name and Municipality of Residence	Current Office in American Manor Enterprises	Principal Occupation for Last 5 Years	Number of Common Shares Owned Beneficially or Subject to Control or Direction
W. A. MacPherson, P.Eng.[1] Dartmouth NS	President, Chief Executive Officer and Director	President, Chief Executive Officer American Manor Enterprises Inc.	636,229 Common Shares 1,500,000 Preferred Shares
George B. Pothier Dartmouth NS	Executive VP and Director	Owner G & M Construction	104,975 Common Shares
E. Niel Black[1] Dartmouth NS	VP Finance and Director	Owner Aberdeen Commercial Realities	28,000 Common Shares
Robert Shea, B.Comm.[1] Boston Mass	Director	President Shea Associates	2,500 Common Shares
Michael Zander, P.Geologist Calgary AB	Director	President Manitou Resources Inc and President Geras Petroleum Management Ltd.	0
Brian Bradbury, B.Comm., B.PR Lower Sackville NS	Office Administrator and Director	Office Administrator and Director	32,000 Common Shares

Note: (1) The Corporation is required by the Business Corporations Act (Alberta) to have an audit committee of the board of directors. Messrs. MacPherson, Black and Shea are currently the members of the audit committee.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the knowledge of management of the Corporation, no person or company who is a proposed director of the Corporation:

(a) is, as at the date of this information circular or has been, within the 10 years before the date of this information circular, a director or executive officer of any company, that:

(i) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

At the meeting, Shareholders will be asked to vote on the following resolution, with or without variations:

Be it resolved that:

1. W.A. MacPherson, George Pothier, E. Neil Balck, Robert Shea, Michael Zander and Brian Bradbury be appointed as Directors of the Corporation to hold office until the close of next annual meeting of Shareholders following this Meeting.

Appointment of Auditors

It is proposed that the firm of McGovern, Hurley, Cunningham LLP, Chartered Accountants, North York, Ontario, be re-appointed as auditors of the Corporation until the next annual meeting of the Shareholders. McGovern, Hurley, Cunningham LLP, Chartered Accountants, have been the Corporation's auditors since 1990.

At the Meeting, Shareholders will be asked to vote on the following resolution, with or without variation:

Be it resolved that:

1. The firm of McGovern, Hurley, Cunningham LLP, Chartered Accountants, of North York, Ontario, be re-appointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of Shareholders.

2. The Board of Directors is hereby authorized to fix the auditor's remuneration as required to give effect to the aforementioned Resolution.

Approval of Stock Option Plan

A number of common shares equal to ten (10%) percent of the issued and outstanding common shares in the capital stock of the Corporation from time to time are reserved for the issuance of stock options pursuant to the Corporation's incentive stock option plan (the "Plan"). The Plan provides that the terms of the options and the option price shall be fixed by the directors subject to the price restrictions and other requirements of the TSX Venture Exchange. The Plan also provides that no option shall be granted to any person except upon the recommendation of the directors of the Corporation, and only directors, officers, employees, consultants and other key personnel of the Corporation or its subsidiaries may receive stock options. Stock options granted under the Plan may not be for a period longer than five (5) years and the exercise price must be paid in full upon exercise of the option.

Under the rules of the TSX Venture Exchange, listed issuer's with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed issuer from time to time for the issuance of stock options pursuant to the listed issuer's incentive stock option plan must have that stock option plan approved at each annual meeting of shareholders of the listed issuer.

At the Meeting, Shareholders will be asked to vote on the following resolution, with or without variation:

Be it resolved that:

1. The incentive stock option plan of the Corporation, attached as Schedule A to the management Information Circular of the Corporation dated December 17, 2004, be and is hereby ratified and approved.

Financial Statements

The audited financial statements of the Corporation for the year ended July 31, 2004 and the auditor's report thereon will be tabled before the Shareholders at the Meeting for the consideration of the Shareholders. The audited financial statements have been approved by the Audit Committee and by the Board.

Other Matters to Be Acted Upon

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

AVAILIBILITY OF CERTAIN DOCUMENTS

Under National Instrument 54-102, adopted by the Canadian Securities Administrators, a person or company who wishes to receive interim financial statements from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or company is the owner of securities (other than debt instruments) of the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the return card in the addressed envelope provided to the Corporation. The Corporation will maintain a supplemental mailing list of persons and companies wishing to receive interim financial statements.

Additional information relating to the company is on SEDAR at www.sedar.com including additional financial information which is provided in the Corporation's comparative financial statements and management discussion for its most recently completed financial year.

BOARD APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Corporation.

BY ORDER OF THE BOARD OF DIRECTORS OF THE CORPORATION

"William A. MacPherson"
William A. MacPherson
President, CEO and Director

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

"William A. MacPherson"
William A. MacPherson
President, CEO and Director

"E. Neil Black"
E. Neil Black
Vice-President, Finance and Director

December 17, 2004

SCHEDULE "A"

AMERICAN MANOR ENTERPRISES INC.

Stock Option Plan

1. **Purpose of the Plan**

The purpose of this stock option plan (the "Plan") is to develop the interest of the directors, officers, employees and other persons who provide on-going services (collectively, "Optionees") to AMERICAN MANOR ENTERPRISES INC., (the "Corporation") and its subsidiaries in the growth and development of the Corporation by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation and to better enable the Corporation and it subsidiaries to attract and retain persons of desired experience and ability.

2. **Administration**

This Plan shall be administered by the board of directors of the Corporation (the "Directors")

3. **Granting**

The Directors may from time to time and in their discretion grant by way of resolution one or more stock options ("Stock Options") to purchase voting common shares of the Corporation ("Common Shares") to any one or more Optionees.

4. **Number**

At the time of grant of a Stock Option, the Directors shall fix the number of Common Shares subject thereto.

The number of Common Shares reserved for issuance pursuant to this Plan at any given moment in time shall not exceed ten per cent (10%) of the then issued and outstanding common shares of the Corporation and the number of Common Shares under option at any one time shall not exceed the number of Common Shares then reserved for issuance pursuant to this Plan.

The number of Common Shares reserved for issuance pursuant to this Plan in respect of all Stock Options granted to any one Optionee at any one time shall not exceed five percent (5%) of the aggregate number of Common Shares issued and outstanding at that time.

Common Shares optioned under Stock Options that expire or otherwise terminate shall be available to be optioned under subsequent grants of Stock Options.

5. **Exercise Price**

At the time of grant of a Stock Option, the Directors shall fix the exercise price thereof (the "Exercise Price"), which such price shall be the closing price of the Common Shares on The TSX Venture Exchange (the "TSX Venture") on the first date preceding the date of grant on which the Common Shares traded on the TSX Venture.

6. **Vesting**

At the time of grant of a Stock Option, the Directors shall fix the date or dates on which the Optionee shall be entitled to exercise part or all of such Stock Option (the "Vesting Dates")

7. **Expiry Date**

At the time of grant of a Stock Option, the Directors shall fix the date on which such Stock Option shall expire (the "Expiry Date"), provided that such date shall be no later than five (5) years from the date of grant.

8. **Stock Option Agreement**

A written agreement shall be entered into between the Corporation and each Optionee to whom a Stock Option has been granted under this Plan, which such agreement shall set out the number of Common Shares under option, the Exercise Price, the Vesting Dates, the Expiry Date and such other terms as the Directors determine to be necessary or desirable, all of which shall be in accordance with the provisions of this Plan. The agreement will be in the form attached as Schedule "A" to this Plan or in such other form as the Directors may from time to time approve and may be executed and delivered for and on behalf of the Corporation by any one such Officer or Director of the Corporation as the Directors may authorize.

9. **No Right of Assignment**

All Stock Options granted pursuant to this Plan shall be personal to the Optionee and shall not be assignable or otherwise transferred except by will or the laws of descent and distribution.

10. **No Right as Shareholder**

An Optionee shall have no rights whatsoever as a shareholder in respect of any Common Shares under option to such Optionee unless and until he/she has exercised the related Stock Option in respect of such Common Shares.

11. **Exercise**

A stock Option may be exercised in whole or in part by the delivery to the Corporation at its head office of a written notice (the "Notice") that specifies the number of Common Shares in respect of which such Stock Option is being exercised together with payment in an amount equal to the Exercise Price thereof multiplied by such number of Common Shares.

Upon exercise of a Stock Option in whole or in part, the Corporation shall cause to be delivered to the Optionee a certificate registered in the name of such Optionee representing the number of Common Shares specified in the Notice.

Common Shares issued upon the valid exercise of a Stock Option shall be validly issued as fully paid and non-assessable. The issuance of such Common Shares shall not require any further resolution or approval of the Directors and shall be deemed to have occurred on the date that the related Stock Option was exercised.

12. **Variations in Number**

In the event that the Corporation:

a. declares a stock dividend or makes a distribution on the Common Shares in Common Shares;

b. subdivides or consolidates the issued and outstanding Common Shares into a greater or smaller number of Common Shares;

c. issues rights to all or substantially all of the holders of the Common Shares to purchase additional Common Shares at a price below the closing trading price of the Common Shares on the record date associated with such issuance; or

d. effects any transaction through which the Common Shares as a class are converted into or rendered exchangeable for any other securities.

then either or both of the number of Common Shares optioned under outstanding Stock Options and the Exercise Price thereof shall be adjusted by resolution of the Directors if the Directors determine that such an adjustment is required to prevent substantial dilution or enlargement of the rights granted to Optionees.

13. **Variations in Vesting**

In the event that an Optionee retires or resigns from his or her office and employment with the Corporation and all of its subsidiaries or is removed from such office and employment (whether with or without cause) or otherwise ceases to hold such office or employment for any reason (otherwise that as a result of the death of the Optionee) all then outstanding and unvested Stock Options granted to such Optionee shall immediately and automatically terminate. Such Optionee shall have the right to exercise part or all of his or her then outstanding and vested Stock Options until the earlier of the date that is ninety (90) days thereafter or the Expiry Date. All such Stock Options not exercised by such date shall immediately and automatically terminate.

In the event that:

a. the Directors determine that there is a reasonable probability that the Corporation will be reorganized, amalgamated or merged with, consolidated into or in any way combined with another corporation;

b. the shareholders of the Corporation approve the liquidation, dissolution or winding-up of the Corporation or the sale, lease, exchange or other disposition of all or substantially all of the property of the Corporation

c. a "formal bid" (as defined by the Securities Act (Alberta) is made for any voting or equity securities of the Corporation; or

d. the Directors determine that there is a reasonable probability that the Corporation will experience a change of control (as determined by the Directors)

then the Directors may by resolution determine that all or any part of the outstanding an invested Stock Options granted to any one or more Optionees shall vest on a date specified by such resolution and all such Stock Options shall be deemed to have vested on the date so specified.

14. **Amendments or Discontinuances of Plan**

This Plan is subject to the rules of the TSX Venture Exchange and of any other stock exchange or exchange facility through which the Common Shares may at any time be traded (the "Rules". To the extent that any provision of this Plan conflicts with any Rule, such Rule shall govern and this Plan shall be deemed to be amended to be consistent therewith.

The Directors may amend or discontinue this Plan at any time, provided that no such amendment or discontinuance may, without the consent of any effected Optionee, alter or impair and Stock Option previously granted to such Optionee under the Plan.

15. Transition

A stock option agreement entered into pursuant to the provisions of the Corporation's stock option plan dated December 29, 1994 (the "Prior Plan"), that remains outstanding on the effective date of this Plan shall, with the written consent of the Optionee party thereto, continue in full force and effect under the terms of this Plan. If such written consent is not obtained from such Optionee, such stock option agreement shall continue in full force and effect under the terms of the Prior Plan.

Subject to the forgoing, the Prior Plan shall be rescinded on the effective date of this Plan.

16. Effective Date

This Plan shall become effective as of the date set out below.

Dated December 17, 2004.

AMERICAN MANOR ENTERPRISES INC.

"William A. MacPherson"
William A. MacPherson
President, CEO and Director

"M. Claire MacPherson"
M. Claire MacPherson
Corporate Secretary

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
AS AT

	October 31, 2004 $	July 31, 2004 $
ASSETS		
CURRENT		
Cash	777	7,464
Investment in marketable securities (Note 2)	61,330	129,249
GST recoverable	1,778	2,682
Prepaid expenses	5,702	5,702
Loan receivable	151,600	151,600
	221,187	296,697
INVESTMENT IN OIL AND GAS PROPERTIES	21,551	21,551
MINERAL PROPERTIES	2	2
EQUIPMENT, net of accumulated amortization of $25,929 (2004 - $25,562)	5,457	5,824
	248,197	324,074
LIABILITIES		
CURRENT		
Accounts payable	26,683	34,047
Current portion of loan payable (Note 3)	-	516,336
	26,683	550,383
PREFERRED SHARES (Note 4)	1	1
	26,684	550,384
CAPITAL STOCK AND DEFICIT		
CAPITAL STOCK (Note 4)	16,606,816	16,606,816
CONTRIBUTED SURPLUS	24,869	24,869
WARRANTS (Note 6)	64,214	64,214
DEFICIT	(16,474,386)	(16,922,209)
	221,513	(226,310)
	248,197	324,074

APPROVED ON BEHALF OF THE BOARD:

Signed "WILLIAM A. MACPHERSON", Director

Signed "GEORGE POTHIER", Director

UNAUDITED

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE

	Three Months Ended	
	October 31, 2004	October 31, 2003
	$	$
ADMINISTRATIVE EXPENSES		
Interest on long-term debt	8,664	13,256
Administrative services	13,376	12,443
Consulting fees	8,748	8,748
Office and general	2,228	3,240
Occupancy costs	2,101	2,584
Insurance	1,685	2,053
Shareholders' expenses	2,628	1,894
Professional fees	2,400	1,500
Telephone	851	1,230
General exploration	-	750
Travel	687	736
Loss on foreign exchange	-	355
Interest and bank charges	140	154
Amortization	367	499
	43,875	49,442
(Loss) before the undernoted	(43,875)	(49,442)
Gain on disposal of marketable securities	485,536	16,526
Write down of marketable securities	(400)	-
Interest income	6,562	-
	491,698	16,526
NET INCOME (LOSS) FOR THE PERIOD	447,823	(32,916)
DEFICIT, beginning of period	(16,922,209)	(16,770,869)
DEFICIT, end of period	(16,474,386)	(16,803,785)
INCOME (LOSS) PER COMMON SHARE		
Basic	0.06	(0.00)
Diluted	0.06	(0.00)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING		
Basic	7,050,435	7,050,435
Diluted	7,050,435	7,050,435

UNAUDITED

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE

	Three Months Ended	
	October 31, 2004 $	October 31, 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) for the period	447,823	(32,916)
Adjustments for:		
(Gain) on disposal of marketable securities	(485,536)	(16,526)
Write down of marketable securities	400	-
Amortization	367	499
	(36,946)	(48,943)
Changes in non-cash working capital balances:		
Decrease in accounts receivable	-	152,573
Decrease (increase) in GST recoverable	904	(1,429)
Increase (decrease) in accounts payable and accrued liabilities	1,300	(10,223)
	(2,204)	140,921
Cash flows from operating activities	(34,742)	91,978
CASH FLOWS FROM FINANCING ACTIVITIES		
(Decrease) in loan payable	-	(3,410)
CASH FLOWS FROM INVESTING ACTIVITIES		
(Increase) in loan receivable	-	(100,000)
Proceeds on sale of marketable securities	28,055	32,490
Cash flows from investing activities	28,455	(67,510)
(Decrease) increase in cash	(6,687)	21,058
Cash, beginning of period	7,464	18,640
Cash, end of period	777	39,698
SUPPLEMENTAL INFORMATION		
Interest paid	-	16,667
Income taxes	-	-
Loan payable settled with marketable securities	525,000	-

UNAUDITED

1. BASIS OF PRESENTATION

American Manor Enterprises Inc. (the "Company") is engaged in the search, evaluation and development of precious metal, oil and gas and other resources on a global basis. Since much of the Company's assets are located outside of Canada, these assets are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

There has been no determination whether the Company's interest in mineral and oil and gas properties held for exploration contain reserves which are economically recoverable. To date, the Company has earned no revenues and is considered to be in the development stage.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effective to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements.

The Company has a need for equity capital and financing for working capital requirements. No agreement with investors have been reached and there is no assurance that such will take place. Because of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The accompanying unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the period ended October 31, 2004 are not necessarily indicative of the results that may be expected for the full year ended July 31, 2005. For further information, see the Company's consolidated financial statements including the notes thereto for the year ended July 31, 2004.

2. INVESTMENT IN MARKETABLE SECURITIES

The marketable securities are carried at the lower of cost and quoted market value. The approximate quoted market value of the securities at quarter end is $452,000. Included in marketable securities are 465,000 common shares of Rally Energy Corp. which have a quoted market value of $441,750 on October 31, 2004. As at December 31, 2003, 1,000,000 shares of Rally Energy Corp. were reclassified from long-term to marketable securities and 525,000 shares were used to repay the loan from Boulder Ridge Ltd. during the current quarter. (See Note 3).

3. LOAN PAYABLE

Pursuant to a loan agreement dated April 2, 2002, the Company borrowed $500,000 from Boulder Ridge Ltd. The loan included interest at 8% per annum and was due April 5, 2004. In addition, the lender was entitled to receive 250,000 common share purchase warrants. The loan was originally valued at $475,131 with the balance of $24,869 being allocated to the warrants. During the quarter, the loan plus accrued interest of $25,000 was paid out with the transfer to Boulder Ridge Ltd. of 525,000 Rally shares valued at $1 per share.

4. CAPITAL STOCK

The capital stock is as follows:

Authorized	
Unlimited preferred shares, voting, non-cumulative, redeemable at $1 per share	
Unlimited common shares	
Issued	
7,050,435 Common shares	$ 16,606,816
1,500,000 Preferred shares	$ 1

There were no changes to capital stock during the period ended October 31, 2004.

5. STOCK OPTIONS

The Board of Directors of the Company has adopted a stock option plan for the Company. Pursuant to the plan, the board of directors of the Company may allocate common shares to its directors, officers and certain consultants. The aggregate number of stock options to be granted under the plan should not exceed 10% of the issued and outstanding capital of the Company. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

There was no stock option activity for the period ended October 31, 2004.

The following is a summary of common share purchase options outstanding as at October 31, 2004:

Range of Prices	Common Shares	Average Remaining Life	Weighted Average Exercise Price
$	#	(Years)	$
0.25	525,000	0.2	0.25
0.30	25,000	0.4	0.30
0.30	25,000	0.3	0.30
	575,000	0.2	0.25

6. WARRANTS

As at October 31, 2004, the Company had 1,284,286 share purchase warrants outstanding. Each warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.50 until December 12, 2004. Subsequent to October 31, 2004, the warrants expired.

7. RELATED PARTY TRANSACTIONS

During the three-month period ended October 31, 2004, a total of $12,000 (2003 - $12,000) was paid to a director for administrative services. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

American Manor Enterprises Inc.
(The "Corporation")

Supplemental Mailing List

RETURN CARD

N1 54-102 provides shareholders with the opportunity to elect annually to have their names added to the Corporation's supplemental mailing list in order to receive quarterly financial statements of the Corporation.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.
If you wish to receive quarterly financial statements of the Corporation, and / or you wish to receive corporate information via electronic mail, please complete and return this form in the envelope included.

____ I would like to receive quarterly financial statements by regular mail.

____ I would consent to receive quarterly financial statements via electronic mail.

____
Name of Shareholder (Please Print)

____
Address

____
City Province Postal Code

____
E-mail Address

The undersigned hereby certifies to be a shareholder of American Manor Enterprises Inc.

____
Signature of Shareholder

Dated______________, 200_

AMERICAN MANOR ENTERPRISES INC.

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF AMERICAN MANOR ENTERPRISES INC. (THE "CORPORATION") FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY31, 2005.

The undersigned shareholder of the Corporation, hereby appoints **William A. MacPherson**, President, Chief Executive Officer and a Director of the Corporation, or failing him, **E. Neil Black**, Chief Financial Officer of the Corporation, or instead of either of the foregoing ______________________________ as proxy holder, with full power of substitution, to attend, to act and to vote all common shares in the capital of the Corporation set forth below (the "Shares") for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on January 31, 2005 at the hour of 10:00 a.m. (Calgary time) and at any adjournments thereof (the "Meeting") and at every poll which may take place in consequence thereof upon the matters which may come before the Meeting, and the undersigned hereby revokes any prior proxy appointing a proxyholder for the undersigned at the Meeting or any adjournment thereof. The said proxyholder is instructed to vote as specified below:

1. To fix the number of directors to be elected at the Meeting at 6:
   VOTE FOR:_________ VOTE AGAINST:__________ WITHHOLD VOTE:_________

2. To elect the persons named as proposed directors in the Information Circular - Proxy Statement accompanying this proxy as directors of the Corporation for the ensuing year:
   VOTE FOR:_________ WITHHOLD VOTE:_________

3. To reappoint McGovern, Hurley, Cunninham LLP, Chartered Accountants, as auditors of the Corporation, for the ensuing year and to authorize the directors of the Corporation to fix the remuneration of such auditors:
   VOTE FOR: _________ WITHHOLD VOTE:_________

4. To approve the continuation of the employee incentive stock option plan of the Corporation:
   VOTE FOR:_________ VOTE AGAINST:__________ WITHHOLD VOTE:_________

5. On any amendments or variations to matters identified in the Notice of the Meeting and on any other matters that may properly come before the Meeting, in such manner as the said proxyholder may see fit.

The Shares represented by this proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. **In the absence of any instructions above, this proxy will be voted at the Meeting FOR the resolutions referred to in items 1, 2, 3, and 4 above. If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the Meeting or at any adjournment thereof, or if any other matters properly come before such meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the appointed proxyholder.**

DATED this __ day of _____________, 200_.*

____
(Signature of Shareholder)**

____
(Shareholder's Name - please print)

____
(Number of Shares Held)

* If this proxy is not dated, it shall be deemed to bear the date on which it is mailed by management.

** This proxy must be dated and signed by the shareholder or such shareholder's attorney duly authorized in writing or, if the shareholder is a body corporate, it must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

NOTE: A shareholder has the right to appoint a proxyholder other than the persons designated in this proxy as such shareholder's nominee to attend and act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such rights, the shareholder should cross out the names of the nominees of management above and insert the name of such shareholder's nominee in the blank space provided for the purpose above or complete another proxy.

Shareholders who are unable to attend the Meeting in person are requested to complete this proxy and return it to American Manor Enterprises Inc., 17 Prince Street, Suite 202, Dartmouth, Nova Scotia, B2Y 4W2 to be valid, proxies must be received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date of the Meeting or any adjournment thereof.